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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

LifePoint, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

53215R 10 0

(Cusip Number)

Roy E. Ryan
c/o General Conference Corporation of Seventh-day Adventists
12501 Old Columbia Pike
Silver Spring, Maryland 20804-6600
301-680-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 1999

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SEC 1746 (11-03)

SCHEDULE 13D

CUSIP No. 53215R 10 0

1.	Name of Reporting Person: General Conference Corporation of Seventh-day Adventists		I.R.S. Identification Nos. of above persons (entities only): 52-6037545

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions). OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: District of Columbia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 36,431,549

		8.	Shared Voting Power: 50,000

		9.	Sole Dispositive Power: 36,431,549

		10.	Shared Dispositive Power: 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,481,549

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 44.7%

14.	Type of Reporting Person (See Instructions): CO

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Item 1. Security and Issuer

     This statement is filed in relation to the common stock, par value $0.001 per share (the “Common Stock”), of LifePoint, Inc., the principal executive offices of which are located at 1205 S. Dupont Street, Ontario, California 91761.

Item 2. Identity and Background

     General Conference Corporation of Seventh-day Adventists (“GCC”) is a District of Columbia corporation, whose principal business is to hold and manage assets of denominational entities affiliated with the Seventh-day Adventist denomination. GCC’s principal offices are located at 12501 Old Columbia Pike, Silver Spring, Maryland 20804-6600.

     The current directors of GCC are set forth below:

Name
Jan Paulsen, Chairman
Donald E. Robinson
Harold W. Baptiste
Matthew A. Bediako
Douglas Clayville
Lowell C. Cooper
Roy E. Ryan
Dennis C. Keith, Sr.
Robert E. Lemon
Juan R. Prestol
Steven G. Rose
Don C. Schneider
Charles B. Simpson
Robert L. Sweezey
Larry R. Evans
Jeffrey K. Wilson
Ted N.C. Wilson
Roscoe Howard, III

     The current executive officers of GCC are set forth below:

Name	Office
Jan Paulsen	President
Don C. Schneider	Vice President
Ted N.C. Wilson	Vice President
Robert E. Lemon	Treasurer
Dennis C. Keith, Sr.	Associate Treasurer
Steven G. Rose	Associate Treasurer
Roy E. Ryan	Associate Treasurer
Donald E. Robinson	Secretary
Larry R. Evans	Associate Secretary
Jeffrey K. Wilson	Associate Secretary

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     The business address for each director and executive officer is c/o General Conference Corporation of Seventh-day Adventists, 12501 Old Columbia Pike, Silver Spring, Maryland 20804-6600. Each of the current directors and executive officers of GCC are employed by and hold administrative positions with GCC or the denominational affiliates of the Seventh-day Adventists denomination.

     During the last five years, GCC has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Jan Paulsen is a citizen of Norway. Lowell Cooper is a citizen of Canada. Matthew A. Bediako is a citizen of Ghana. Except for Messrs. Paulsen, Cooper and Bediako, each of the other executive officers and directors listed above is a citizen of the United States. To the knowledge of GCC, during the last five years, none of the directors or executive officers listed above has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     This Schedule 13D is being filed pursuant to Rule 13d-1(f) because GCC’s beneficial ownership of LifePoint, Inc. Common Stock now exceeds 20% of that class of equity securities.

	Number of Shares of
Date of Acquisition	Common Stock		Purchase Price	Source of Funds

(1)	5,000		$6,515	other – funds under management
December 1997	430,000		$215,000	other – funds under management
April 1998 August 1998	100,000 500,000		$150,000 $500,000	other – funds under management other – funds under management
January 1999	4,500,000	(2)	(2)	other – funds under management
March 1999	200,000		N/A	gift
January 2000	190,000	(3)	(3)	other – funds under management
January 2000	190,000	(3)(4)	(3)	other – funds under management
January 2000	50,000	(5)	(5)	affiliate funds
March 2000	45,129		N/A	dividend on Series A shares
April 2001	1,500	(6)	$5,814	other – funds under management
May 2001	500	(6)	$1,888	other – funds under management
August 2001	333,424	(7)(8)	(7)	other – funds under management
August 2001	333,424	(7)(9)	(7)	other – funds under management
September 2001	4,903		N/A	premium on Series C shares
December 2001	4,407		N/A	premium on Series C shares
February 2002	500,000	(10)	(10)	(10)
February 2002	1,000	(6)	$4,440	other – funds under management
March 2002	2,451		N/A	premium on Series C shares
March 2002	2,203		N/A	premium on Series C shares
April 2002	2,451		N/A	premium on Series C shares
April 2002	2,203		N/A	premium on Series C shares
March 2002	5,353		N/A	premium on Series C shares
May 2002	12,500		N/A	late registration penalty
June 2002	9,646		N/A	premium on Series C shares
August 2002	5,000		N/A	late registration penalty
September 2002	13,073		N/A	premium on Series C shares
November 2002	1,500,000	(11)	(11)	(11)

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December 2002	220		N/A	gift
December 2002	14,569		N/A	premium on Series C shares
March 2003	50,321		N/A	premium on Series C shares
June 2003	58,708		N/A	premium on Series C shares
June 2003	25,000	(12)	(12)	(12)
September 2003	9,039,096	(13)(14)	(13)	(13)
September 2003	18,078,192	(13)(15)	(13)	(13)
September 2003	60,735		N/A	premium on Series C shares
September 2003	11,919		N/A	dividend on Series D shares
December 2003	62,856		N/A	premium on Series C shares
December 2003	135,766		N/A	dividend on Series D shares
Total:	36,481,549

(1)	Shares purchased on various dates in the open market prior to December 1997.

(2)	Shares of Common Stock acquired in connection with forced conversion of Series A Preferred Stock in first calendar quarter of 2000. Original shares of Series A Preferred Stock purchased at an aggregate purchase price of $2,250,000.

(3)	GCC purchased 190,000 shares of Common Stock and warrants to purchase 190,000 shares of Common Stock at an aggregate purchase price of $380,000.

(4)	Shares of Common Stock underlying Warrants, exercisable at $3 per share.

(5)	Shares of Common Stock underlying Warrants acquired by Gencon Insurance Company of Vermont, a wholly owned subsidiary of the reporting person (“Gencon”), exercisable at $3 per share. Gencon paid $100,000 for 50,000 shares of Common Stock and warrants to purchase 50,000 shares of Common Stock. Gencon has since sold the 50,000 shares of Common Stock.

(6)	Represents shares originally held by trusts for which GCC served as trustee and had voting and dispositive control over the assets. GCC acquired these shares from those trusts as of December 10, 2002 and now holds the shares directly.

(7)	GCC purchased shares of Series C Convertible Preferred Stock, convertible into 333,324 shares of Common Stock, and warrants to purchase 333,324 shares of Common Stock, for an aggregate purchase price of $1,000,000.

(8)	Shares of Common Stock into which Series C Convertible Preferred Stock is convertible.

(9)	Shares of Common Stock underlying Warrants, exercisable at $3 per share.

(10)	Shares of Common Stock underlying Warrants, exercisable at $3.25 per share. Issued in connection with loan by GCC to LifePoint, Inc. in the aggregate principal amount of $1,500,000.

(11)	Issued in connection with loan by GCC to LifePoint, Inc. in the aggregate principal amount of $2,500,000. Shares of Common Stock underlying Warrants, exercisable at $0.30 per share through July 24, 2004, then exercisable at $0.50 per share until expiration.

(12)	Issued in connection with failure to meet performance milestone under loan documents for loan by GCC to LifePoint, Inc. in the aggregate principal amount of $2,500,000. Shares of Common Stock underlying Warrants, exercisable at $3 per share.

(13)	Issued in connection with conversion of loan in the aggregate principal amount of $2,500,000, plus interest, to Series D Convertible Preferred Stock.

(14)	Shares of Common Stock into which Series D Convertible Preferred Stock is convertible.

(15)	Shares of Common Stock underlying Warrants, exercisable at $0.30 per share through July 24, 2004, then exercisable at $0.50 per share until expiration.

Item 4. Purpose of Transaction.

     GCC acquired shares of LifePoint, Inc. Common Stock for investment purposes. GCC does not have any present plans or proposals which relate to or would result in:

     (a)  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

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     (c)  A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d)  Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the issuer;

     (f)  Any other material change in the issuer’s business or corporate structure;

     (g)  Changes in the issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

     (h)  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Notwithstanding the foregoing, GCC intends to continue to review and evaluate its investment in LifePoint, Inc. on the basis of various factors, including LifePoint, Inc.’s business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and tax and other portfolio considerations. Based upon such review GCC will take such action as it deems appropriate in light of the circumstances existing from time to time. In this connection, GCC may, subject to such factors as it deems relevant, acquire additional shares of Common Stock from time to time, pursuant to the terms of the securities that it presently holds, its contractual relationships with LifePoint, Inc. or otherwise, or sell or otherwise dispose of some or all such shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

Item 5. Interest in Securities of the Issuer.

     (a)  GCC is the beneficial owner of 36,481,549 shares of LifePoint, Inc. Common Stock, which represents 44.7% of that class of securities based on the number of shares thereof issued and outstanding as of February 11, 2004, as indicated in LifePoint Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2004. The 36,481,549 shares of LifePoint, Inc. Common Stock consist of 6,284,728 shares of Common Stock, 333,424 shares of Common Stock issuable upon conversion of shares of Series C Convertible Preferred Stock, 9,186,781 shares of Common Stock issuable upon conversion of shares of Series D Convertible Preferred Stock, 20,626,616 shares of Common Stock underlying Warrants, and 50,000 shares of Common Stock underlying Warrants held by Gencon Insurance Company of Vermont, a wholly owned subsidiary of GCC.

     (b)  GCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,431,549 shares of LifePoint, Inc. Common Stock, and has shared power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of LifePoint, Inc. Common Stock.

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     (c)  The following transactions were effected during the past sixty days.

Date of Transaction	Type of Transaction

December 31, 2003	62,856 shares of Common Stock acquired by GCC as a result of premium on shares of Series C Convertible Preferred Stock
December 31, 2003	Shares of Series D Convertible Preferred Stock acquired by GCC as a dividend, convertible into 135,766 shares of Common Stock

     (d)  Gencon Insurance Company of Vermont, a wholly owned subsidiary of GCC, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, 50,000 shares of Common Stock underlying warrants held by Gencon Insurance Company of Vermont, as to which it shares beneficial ownership with GCC.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

Signature Page Follows.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 12, 2004	GENERAL CONFERENCE CORPORATION OF SEVENTH-DAY ADVENTISTS

By: /s/ Roy Ryan Roy Ryan, Associate Treasurer

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